UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 13, 2022

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

3 Temasek Avenue

Level 18 Centennial Tower

Singapore 039190

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

ATM Sale Agreement

As previously disclosed in the Form 6-K filed with the Securities and Exchange Commission on October 9, 2020, ASLAN Pharmaceuticals Limited (the “Company”) entered into an Open Market Sale AgreementSM on October 9, 2020 (the “Sale Agreement”) with Jefferies LLC to issue and sell American Depositary Shares of the Company (“ADSs”), with each ADS representing five ordinary shares of the Company, from time to time, through an at-the-market offering under which Jefferies LLC will act as sales agent and/or principal (the “Agent”).

On September 13, 2022, the Company filed a prospectus supplement relating to the sale of the ADSs (the “Prospectus Supplement”), pursuant to which the Company may offer and sell ADSs having an aggregate offering price of up to $21,500,000 from time to time through the Agent. The Prospectus Supplement was filed under the Company’s shelf registration statement on Form F-3 (Registration No. 333-252575) (the “Registration Statement”), which was initially filed with the Securities and Exchange Commission on January 20, 2021 and amended on February 9, 2021, and which became effective on February 11, 2021.

On September 13, 2022, the Company and the Agent entered into an amendment to the Sale Agreement (the “Amendment”) to, among other things, to reference the Registration Statement.

A copy of the Amendment is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibit.

A copy of the opinion of Walkers (Singapore) Limited Liability Partnership relating to the validity of the securities to be issued in accordance with the Sale Agreement is filed herewith as Exhibit 5.1.

The information contained in this Form 6-K, including Exhibit 5.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-252575).

Exhibits
Exhibit Number	Exhibit Description

5.1	Opinion of Walkers (Singapore) Limited Liability Partnership, Cayman Islands counsel to the Company.
23.1	Consent of Walkers (Singapore) Limited Liability Partnership (included in Exhibit 5.1).
99.1	Amendment No. 1 to the Open Market Sale AgreementSM, dated as of September 13, 2022, by and between the Company and Jefferies LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: September 13, 2022